UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 30, 2019

Commission File Number 001-16125

ASE Technology Holding Co., Ltd.
(Translation of registrant’s name into English)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASE TECHNOLOGY HOLDING CO., LTD.

Date: January 30, 2019	By:	/s/ Joseph Tung
Name: Joseph Tung
Title: Chief Financial Officer

1 Tien Wu Chief Operating Officer Jan. 30, 2019 ASE Technology Holding 2018 Fourth Quarter Earnings Release

2 Safe Harbor Notice This presentation contains "forward - looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Although these forward - looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward - looking statements, which apply only as of the date of this press release. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify these forward - looking statements in this press release. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward - looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor or electronic industry; changes in our regulatory environment, including our ability to comply with new or stricter environmental regulations and to resolve environmental liabilities; demand for the outsourced semiconductor packaging, testing and electronic manufacturing services we offer and for such outsourced services generally; the highly competitive semiconductor or manufacturing industry we are involved in; our ability to introduce new technologies in order to remain competitive; international business activities; our business strategy; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; general economic and political conditions; the recent global economic crisis; possible disruptions in commercial activities caused by natural or human - induced disasters; fluctuations in foreign currency exchange rates; and other factors. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including the 2017 Annual Report on Form 20 - F for our predecessor company, Advanced Semiconductor Engineering, Inc., filed on March 28, 2018.

3 Content • 2018 Recap • Competitive landscape • 2019 Outlook

4 2018 Recap

5 2018 Recap • ASE Technology Holding established on Apr. 30, 2018. • 2019 Nov 24: expiration of China Ministry of Commerce conditions • Achieved record high revenues • 2018 ATM record high revenue US$8.2B (on a pro forma basis) • 2018 EMS record high revenue US$5.0B • SiP business grew 14% YoY to US $2.2B • Incremental revenue from new ATM SiP projects reached target of US $100M. Momentum continues into 2019 • Growing 2018 capex with more focus on test business • Test business grew +4% yoy (+8% in 2H18). Momentum continues into 2019. • Awarded DJSI leadership three consecutive years • Awarded CDP leadership three consecutive years

6 Competitive Landscape

7 Top 15 OSAT: EBITDA minus CAPEX • ASE Technology Holding ATM EBITDA - CAPEX outperformed top 15 OSATs 1 : Past three year based on the latest company financial information available 2 : ASEH ATM: prior to 2017, consolidated ASE ATM + SPIL result based on respective historical public announcement. 2018 based on pro forma financial statement. -1 0 1 2 3 4 EBITDA minus CAPEX (Past 3 Year) 1 2 (US$B)

8 Top 15 OSAT: EBITDA - CAPEX Trend (US$M) First Wave Cu Wire Second Wave SiP Third Wave Heterogeneous Integration Cash Flow Gains After Disruptive Investment 1 1 : 2018 peers financial based on Bloomberg consensus 2 : ASEH ATM: prior to 2017, consolidated ASE ATM + SPIL result based on respective historical public announcement. 2018 based on pro forma financial statement. 2 1,046 585 898 932 436 670 552 699 174 18 632 463 953 593 839 152 401 45 709 743 1,199 1,005 1,177 902 48% 50% 48% 14% 48% 6% 56% 52% 87% 98% 65% 66% -100% -50% 0% 50% 100% - 500 1,000 1,500 2,000 2,500 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 Other 14 ASEH ATM ASEH ATM % of Top 15 OSAT

9 ASE Revenue Growth Trend vs. Industry First Wave Cu Wire Second Wave SiP Third Wave Heterogeneous Integration Disruptive Technology Investment Drive Business Expansion - 3.9% - 2.3% - 13.5% 52.9% 9.1% 1.1% 10.0% 9.2% - 7.6% 2.2% 6.2% 2.5% -30% 0% 30% 60% 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 ASE OSAT SEMI 1: revenue growth in USD term 2 : 2018 ASE revenue growth based on 2017 & 2018 ASE ATM & SPIL pro forma revenue YoY (%) 1 Source: Gartner, ASE estimate

Growing OSAT TAM

Diminishing Boundaries with Adjacent Markets

- Slowdown of Moore's Law with increasing importance of heterogeneous integration and system design
- Future design focusing on maximum flexibility, power consumption, and cost efficiency at the system level
- ASE and USI synergy best positioned in this evolving market trend



ASE Technology Holding Co., Ltd.
USI
Opportunity
Foundry
Packaging InFO
OSAT
System Integration
CM
Traditional Supply Chain
Foundry
OSAT
CM
~$60B
~$30B
~$500B

Source: Gartner, NVR, ASE estimate

ASE GROUP
© ASE Group. All rights reserved.
10

11 2019 Outlook

12 2019 Outlook • 2019 Group machinery capex should be stable YoY • ATM: increasing mix of new technology development across fan - out, SiP , expansion of new manufacturing sites, factory automation • EMS: higher capex on global footprint expansion (Mexico, Taiwan, China), and SiP development • 2019 Group R&D expense % of rev should slightly grow • New project initiatives across SiP , fan out, and embedded power solutions • New opportunities • New ATM SiP projects target to grow at US$100M in the next few years • Fan out revenue target to grow at US$50 - 100M in the next few years • 5G new products (?)

13 Thank You

1 ASE Technology Holding Co., Ltd. Jan. 30, 2019 ASE Technology Holding Fourth Quarter 2018 Earnings Release

2 Safe Harbor Notice This presentation contains "forward - looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Although these forward - looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward - looking statements, which apply only as of the date of this press release. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify these forward - looking statements in this press release. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward - looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor or electronic industry; changes in our regulatory environment, including our ability to comply with new or stricter environmental regulations and to resolve environmental liabilities; demand for the outsourced semiconductor packaging, testing and electronic manufacturing services we offer and for such outsourced services generally; the highly competitive semiconductor or manufacturing industry we are involved in; our ability to introduce new technologies in order to remain competitive; international business activities; our business strategy; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; general economic and political conditions; the recent global economic crisis; possible disruptions in commercial activities caused by natural or human - induced disasters; fluctuations in foreign currency exchange rates; and other factors. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including the 2017 Annual Report on Form 20 - F for our predecessor company, Advanced Semiconductor Engineering, Inc., filed on March 28, 2018.

3 Consolidated Statements of Comprehensive Income Quarterly Comparison (unaudited) FX (NTD/USD) 30.79 30.61 30.08 (NT$ Million) Q4 / 2018 % Q3 / 2018 % Q4 / 2017 % QoQ YoY Net Revenues: Packaging 51,149 44.9% 53,473 49.7% 33,045 39.4% -4% 55% Testing 10,919 9.6% 10,838 10.1% 6,553 7.8% 1% 67% EMS 50,736 44.4% 41,996 39.0% 43,285 51.5% 21% 17% Others 1,224 1.1% 1,290 1.2% 1,103 1.3% -5% 11% Total Net Revenues 114,028 100.0% 107,597 100.0% 83,986 100.0% 6% 36% Gross Profit 18,684 16.4% 18,381 17.1% 14,793 17.6% 2% 26% Operating Income (Loss) 8,573 7.5% 8,372 7.8% 7,706 9.2% 2% 11% Pretax Income (Loss) 7,235 6.3% 8,117 7.5% 7,879 9.4% -11% -8% Income Tax Benefit (Expense) (1,342) -1.2% (1,554) -1.4% (1,085) -1.3% Noncontrolling Interest (447) -0.4% (306) -0.3% (548) -0.7% Net Income Attributable to Shareholders of the Parent 5,446 4.8% 6,257 5.8% 6,246 7.4% -13% -13% Basic EPS 1.28 1.47 1.48 -13% -14% Diluted EPS 1.24 1.43 1.42 -13% -13% EBITDA 21,082 18.5% 21,579 20.1% 16,147 19.2% -2% 31% Legal Entity Basis 1 1 : Legal entity reporting: The financial results from January to April 2018 reflect the operations of ASE Inc. and its subsidiaries, and operations of ASE Technology Holding Co., Ltd starting from April 30, 2018.

4 Consolidated Statements of Comprehensive Income Full Year YoY Comparison (unaudited) FX (NTD/USD) 30.07 30.42 (NT$ Million) Full Year 2018 % Full Year 2017 % YoY Net Revenues: Packaging 178,308 48.1% 126,225 43.5% 41% Testing 35,903 9.7% 26,157 9.0% 37% EMS 151,890 40.9% 133,948 46.1% 13% Others 4,991 1.3% 4,111 1.4% 21% Total Net Revenues 371,092 100.0% 290,441 100.0% 28% Gross Profit 61,163 16.5% 52,732 18.2% 16% Operating Income (Loss) 26,648 7.2% 25,218 8.7% 6% Pretax Income (Loss) 32,048 8.6% 30,929 10.6% 4% Income Tax Benefit (Expense) (5,584) -1.5% (6,261) -2.2% Noncontrolling Interest (1,202) -0.3% (1,680) -0.6% Net Income Attributable to Shareholders of the Parent 25,262 6.8% 22,988 7.9% 10% Basic EPS 5.95 5.63 6% Diluted EPS 5.84 5.23 12% EBITDA 79,447 21.4% 62,240 21.4% 28% Legal Entity Basis 1 1 : Legal entity reporting: The financial results from January to April 2018 reflect the operations of ASE Inc. and its subsidiaries, and operations of ASE Technology Holding Co., Ltd starting from April 30, 2018.

5 ATM Statements of Comprehensive Income Quarterly Comparison (unaudited) FX (NTD/USD) 30.79 30.61 30.08 (NT$ Million) Q4 / 2018 % Q3 / 2018 % Q4 / 2017 % QoQ YoY Net Revenues: Packaging 52,068 81.2% 54,321 81.9% 34,226 81.9% -4% 52% Testing 10,920 17.0% 10,839 16.3% 6,556 15.7% 1% 67% Direct Material 1,093 1.7% 1,134 1.7% 989 2.4% -4% 11% Others 39 0.1% 30 0.1% 23 0.0% 30% 70% Total Net Revenues 64,120 100.0% 66,324 100.0% 41,794 100.0% -3% 53% Gross Profit 13,962 21.8% 14,268 21.5% 10,862 26.0% -2% 29% Operating Income (Loss) 6,307 9.8% 6,713 10.1% 6,001 14.4% -6% 5% EBITDA 18,271 28.5% 19,092 28.8% 13,508 32.3% -4% 35% Legal Entity Basis 1 1 : Legal entity reporting: The financial results from January to April 2018 reflect the operations of ASE Inc. and its subsidiaries, and operations of ASE Technology Holding Co., Ltd starting from April 30, 2018.

6 ATM Statements of Comprehensive Income Full Year YoY Comparison (unaudited) 1 : Legal entity reporting: The financial results from January to April 2018 reflect the operations of ASE Inc. and its subsidiaries, and operations of ASE Technology Holding Co., Ltd starting from April 30, 2018. FX (NTD/USD) 30.07 30.42 (NT$ Million) Full Year 2018 % Full Year 2017 % YoY Net Revenues: Packaging 181,675 81.8% 130,902 81.3% 39% Testing 35,905 16.2% 26,160 16.2% 37% Direct Material 4,336 1.9% 3,932 2.4% 10% Others 134 0.1% 87 0.1% 54% Total Net Revenues 222,050 100.0% 161,081 100.0% 38% Gross Profit 46,776 21.2% 39,208 24.3% 19% Operating Income (Loss) 21,036 9.5% 19,810 12.3% 6% EBITDA 71,062 32.0% 48,004 29.8% 48% Legal Entity Basis 1

Consolidated Statements of Comprehensive Income

Quarterly Comparison, Pro-forma Consolidated[2]

(unaudited)

	Pro Forma Basis[2]							
FX (NTD/USD)	*30.79*		*30.61*		*30.08*			
(NT$ Million)	Q4 / 2018	%	Q3 / 2018	%	Q4 / 2017	%	QoQ	YoY
Net Revenues:								
ATM	63,025	55.3%	65,360	60.7%	62,143	58.8%	-4%	1%
EMS	50,736	44.5%	41,996	39.1%	43,285	41.0%	21%	17%
Others	267	0.2%	241	0.2%	181	0.2%	11%	48%
Total Net Revenues	114,028	100.0%	107,597	100.0%	105,609	100.0%	6%	8%
Gross Profit	18,684	16.4%	18,381	17.1%	18,074	17.1%	2%	3%
Operating Income (Loss)	8,573	7.5%	8,372	7.8%	8,654	8.2%	2%	-1%
Net Income Attributable to Shareholders of the Parent	5,446	4.8%	6,257	5.8%	5,778	5.5%	-13%	-6%
Basic EPS	1.28		1.47		1.36		-13%	-6%
Additional Commentary From Management:								
Gross Profit excl. PPA expenses[4]	19,889	17.4%	19,586	18.2%	19,279	18.3%	2%	3%
Operating Profit excl. PPA expenses[4]	10,031	8.8%	9,830	9.1%	10,112	9.6%	2%	-1%
Net Profit excl. PPA expenses[4] & disposal gain[3]	6,904	6.1%	7,715	7.2%	7,236	6.9%	-11%	-5%
Basic EPS excl. PPA expenses[4] & disposal gain[3]	1.63		1.81		1.71		-10%	-5%

[2]: Pro forma financial information containing ASE and SPIL is prepared on a retrospective adjustment basis starting from January 1, 2017. The retrospective adjustments include (1) recognizing depreciation, amortization and rental expense from property, plant and equipment, intangible assets and long-term prepayments for lease due to fair value adjustment from purchase premium (NT$1.46bn per quarter from 1Q17 to 2Q18), (2) recognizing interest expenses derived from the funding of ASE/SPIL deal (NT$0.45bn per quarter from 1Q17 to 1Q18, NT$0.48bn in 2Q18), (3) removing the revaluation gain of NT$7.6bn in 2Q18, and (4) reversing the incurred consulting fee related to the acquisition of SPIL.
[3]: Investment disposal gain related to Real Estate of NT$4.2bn in 2Q17.
[4]: PPA expenses assumption: total PPA expenses derived from ASE/SPIL transaction were NT$1.46bn per quarter.

ASE GROUP

© ASE Group. All rights reserved.

7

Consolidated Statements of Comprehensive Income

Full Year YoY Comparison, Pro-forma Consolidated[2]

(unaudited)

	Pro Forma Basis[2]				
FX (NTD/USD)	*30.07*		*30.42*		
(NT$ Million)	Full Year 2018	%	Full Year 2017	%	YoY
Net Revenues:					
ATM	244,396	61.5%	239,627	64.1%	2%
EMS	151,890	38.2%	133,948	35.8%	13%
Others	975	0.3%	421	0.1%	132%
Total Net Revenues	397,261	100.0%	373,996	100.0%	6%
Gross Profit	63,978	16.1%	64,727	17.3%	-1%
Operating Income (Loss)	26,695	6.7%	28,464	7.6%	-6%
Net Income Attributable to Shareholders of the Parent	15,931	4.0%	21,833	5.8%	-27%
Basic EPS	3.75		5.35		-30%
Additional Commentary From Management:					
Gross Profit excl. PPA expenses[4]	68,797	17.3%	69,546	18.6%	-1%
Operating Profit excl. PPA expenses[4]	32,526	8.2%	34,296	9.2%	-5%
Net Profit excl. PPA expenses[4] & disposal gain[3]	21,762	5.5%	23,432	6.3%	-7%
Basic EPS excl. PPA expenses[4] & disposal gain[3]	5.13		5.74		-11%

[2]: Pro forma financial information containing ASE and SPIL is prepared on a retrospective adjustment basis starting from January 1, 2017. The retrospective adjustments include (1) recognizing depreciation, amortization and rental expense from property, plant and equipment, intangible assets and long-term prepayments for lease due to fair value adjustment from purchase premium (NT$1.46bn per quarter from 1Q17 to 2Q18), (2) recognizing interest expenses derived from the funding of ASE/SPIL deal (NT$0.45bn per quarter from 1Q17 to 1Q18, NT$0.48bn in 2Q18), (3) removing the revaluation gain of NT$7.6bn in 2Q18, and (4) reversing the incurred consulting fee related to the acquisition of SPIL.

[3]: Investment disposal gain related to Real Estate of NT$4.2bn in 2Q17.

[4]: PPA expenses assumption: total PPA expenses derived from ASE/SPIL transaction were NT$1.46bn per quarter.

ASE GROUP

© ASE Group. All rights reserved.

8

ATM Statements of Comprehensive Income

Quarterly Comparison, Pro-forma Consolidated[2]

(unaudited)

	Pro Forma Basis[2]							
FX (NTD/USD)	*30.79*		*30.61*		*30.08*			
(NT$ Million)	Q4 / 2018	%	Q3 / 2018	%	Q4 / 2017	%	QoQ	YoY
ATM Net Revenues	64,120	100.0%	66,324	100.0%	63,417	100.0%	-3%	1%
Gross Profit	13,962	21.8%	14,268	21.5%	14,143	22.3%	-2%	-1%
Operating Income (Loss)	6,307	9.8%	6,713	10.1%	6,948	11.0%	-6%	-9%
Additional Commentary From Management:								
Gross Profit excl. PPA expenses[4]	15,167	23.7%	15,473	23.3%	15,347	24.2%	-2%	-1%
Operating Profit excl. PPA expenses[4]	7,765	12.1%	8,171	12.3%	8,406	13.3%	-5%	-8%

[2]: Pro forma financial information containing ASE and SPIL is prepared on a retrospective adjustment basis starting from January 1, 2017. The retrospective adjustments include (1) recognizing depreciation, amortization and rental expense from property, plant and equipment, intangible assets and long-term prepayments for lease due to fair value adjustment from purchase premium (NT$1.46bn per quarter from 1Q17 to 2Q18), (2) recognizing interest expenses derived from the funding of ASE/SPIL deal (NT$0.45bn per quarter from 1Q17 to 1Q18, NT$0.48bn in 2Q18), (3) removing the revaluation gain of NT$7.6bn in 2Q18, and (4) reversing the incurred consulting fee related to the acquisition of SPIL.

[4]: PPA expenses assumption: total PPA expenses derived from ASE/SPIL transaction were NT$1.46bn per quarter.

ASE GROUP
© ASE Group. All rights reserved.
9

ATM Statements of Comprehensive Income

Full Year YoY Comparison, Pro-forma Consolidated[2]

(unaudited)

	Pro Forma Basis[2]				
FX (NTD/USD)	*30.07*		*30.42*		
(NT$ Million)	Full Year 2018	%	Full Year 2017	%	YoY
ATM Net Revenues	248,219	100.0%	244,635	100.0%	1%
Gross Profit	49,591	20.0%	51,204	20.9%	-3%
Operating Income (Loss)	21,084	8.5%	23,056	9.4%	-9%
Additional Commentary From Management:					
Gross Profit excl. PPA expenses[4]	54,410	21.9%	56,022	22.9%	-3%
Operating Profit excl. PPA expenses[4]	26,916	10.8%	28,887	11.8%	-7%

[2]: Pro forma financial information containing ASE and SPIL is prepared on a retrospective adjustment basis starting from January 1, 2017. The retrospective adjustments include (1) recognizing depreciation, amortization and rental expense from property, plant and equipment, intangible assets and long-term prepayments for lease due to fair value adjustment from purchase premium (NT$1.46bn per quarter from 1Q17 to 2Q18), (2) recognizing interest expenses derived from the funding of ASE/SPIL deal (NT$0.45bn per quarter from 1Q17 to 1Q18, NT$0.48bn in 2Q18), (3) removing the revaluation gain of NT$7.6bn in 2Q18, and (4) reversing the incurred consulting fee related to the acquisition of SPIL.

[4]: PPA expenses assumption: total PPA expenses derived from ASE/SPIL transaction were NT$1.46bn per quarter.

ASE GROUP
© ASE Group. All rights reserved.
10

11 ATM Operations Pro - forma Consolidated 2 ( unaudited ) Pro Forma Basis 2 11,385 11,580 14,096 14,143 9,491 11,870 14,268 13,962 57,936 59,473 63,809 63,417 55,985 61,790 66,324 64,120 19.7% 19.5% 22.1% 22.3% 17.0% 19.2% 21.5% 21.8% 0% 10% 20% 30% 0 10,000 20,000 30,000 40,000 50,000 60,000 70,000 Q1/17 Q2/17 Q3/17 Q4/17 Q1/18 Q2/18 Q3/18 Q4/18 NT$ Million Gross Profit Gross Margin 4 4 Revenue 2 : Pro forma financial information containing ASE and SPIL is prepared on a retrospective adjustment basis starting from January 1, 2017. The retrospective adjustments include (1) recognizing depreciation , amortization and rental expense from property, plant and equipment, intangible assets and long - term prepayments for lease due to fair value adjustment from purchase premium (NT$1.46bn per quarter from 1Q17 to 2Q18), (2) recognizing interest expenses derived from the funding of ASE/SPIL deal (NT$0.45bn per quarter from 1Q17 to 1Q18, NT$0.48bn in 2Q18), (3) removing the revaluation gain of NT$7.6bn in 2Q18, and (4) reversing the incurred consulting fee related to the acquisition of SPIL. 4 : PPA expenses assumption: total PPA expenses derived from ASE/SPIL transaction were NT$1.46bn per quarter.

12 ATM Revenue by Application (unaudited) 57% 55% 55% 55% 53% 53% 54% 56% 11% 11% 11% 12% 14% 16% 14% 13% 32% 34% 34% 33% 33% 31% 32% 31% 0% 20% 40% 60% 80% 100% Q1/17 Q2/17 Q3/17 Q4/17 Q1/18 Q2/18 Q3/18 Q4/18 Communication Computer Automotive, Consumer & Others Pro Forma Basis 2 2 : Pro forma financial information containing ASE and SPIL is prepared on a retrospective adjustment basis starting from January 1, 2017. The retrospective adjustments include (1) recognizing depreciation , amortization and rental expense from property, plant and equipment, intangible assets and long - term prepayments for lease due to fair value adjustment from purchase premium (NT$1.46bn per quarter from 1Q17 to 2Q18), (2) recognizing interest expenses derived from the funding of ASE/SPIL deal (NT$0.45bn per quarter from 1Q17 to 1Q18, NT$0.48bn in 2Q18), (3) removing the revaluation gain of NT$7.6bn in 2Q18, and (4) reversing the incurred consulting fee related to the acquisition of SPIL.

13 31% 30% 31% 32% 30% 31% 31% 33% 45% 46% 44% 43% 46% 45% 43% 39% 7% 7% 7% 7% 7% 7% 8% 9% 15% 15% 16% 16% 15% 15% 16% 17% 2% 2% 2% 2% 2% 2% 2% 2% 0% 20% 40% 60% 80% 100% Q1/17 Q2/17 Q3/17 Q4/17 Q1/18 Q2/18 Q3/18 Q4/18 Material Testing Discrete and Other Wirebonding Bump/FC/WLP /SiP ATM Revenue by Type ( unaudited) Pro Forma Basis 2 2 : Pro forma financial information containing ASE and SPIL is prepared on a retrospective adjustment basis starting from January 1, 2017. The retrospective adjustments include (1) recognizing depreciation , amortization and rental expense from property, plant and equipment, intangible assets and long - term prepayments for lease due to fair value adjustment from purchase premium (NT$1.46bn per quarter from 1Q17 to 2Q18), (2) recognizing interest expenses derived from the funding of ASE/SPIL deal (NT$0.45bn per quarter from 1Q17 to 1Q18, NT$0.48bn in 2Q18), (3) removing the revaluation gain of NT$7.6bn in 2Q18, and (4) reversing the incurred consulting fee related to the acquisition of SPIL.

14 EMS Statements of Comprehensive Income Quarterly Comparison (unaudited) FX (NTD/USD) 30.79 30.61 30.08 (NT$ Million) Q4 / 2018 % Q3 / 2018 % Q4 / 2017 % QoQ YoY EMS Net Revenues 50,745 100.0% 42,009 100.0% 43,289 100.0% 21% 17% Gross Profit 4,610 9.1% 4,163 9.9% 4,002 9.2% 11% 15% Operating Income (Loss) 2,180 4.3% 1,734 4.1% 1,858 4.3% 26% 17% EBITDA 2,742 5.4% 2,556 6.1% 2,837 6.6% 7% -3%

15 EMS Statements of Comprehensive Income Full Year YoY Comparison (unaudited) FX (NTD/USD) 30.07 30.42 (NT$ Million) Full Year 2018 % Full Year 2017 % YoY EMS Net Revenues 151,921 100.0% 134,000 100.0% 13% Gross Profit 14,341 9.4% 13,646 10.2% 5% Operating Income (Loss) 5,667 3.7% 5,658 4.2% 0% EBITDA 8,420 5.5% 9,058 6.8% -7%

16 EMS Operations EMS Revenue By Application (unaudited ) 49% 48% 45% 42% 42% 38% 34% 32% 15% 17% 14% 14% 17% 19% 14% 10% 22% 20% 26% 32% 24% 25% 36% 44% 7% 8% 8% 6% 9% 11% 10% 10% 6% 6% 6% 5% 7% 6% 5% 4% 1% 1% 1% 1% 1% 1% 1% 0% 20% 40% 60% 80% 100% Q1/17 Q2/17 Q3/17 Q4/17 Q1/18 Q2/18 Q3/18 Q4/18 Others Automotive Industrial Consumer Computer & Storage Communication

17 Key Balance Sheet Items & Indices (unaudited) (NT$ Million) Dec. 31, 2018 Sept. 30, 2018 Cash and cash equivalent 51,518 55,335 Financial assets - current 13,802 8,278 Financial assets - non current & investments - equity method 12,555 13,698 Property, plant & equipment 214,593 216,200 Total assets 533,371 535,971 Short-term borrowings & short-term bills payable 43,264 63,365 Current portion of bonds payable 0 0 Current portion of long-term borrowings & capital lease obligations 10,796 24,420 Bonds payable 16,986 16,985 Long-term borrowings & capital lease obligations 127,351 103,386 Total interest bearing debt 198,397 208,156 Total liabilities 312,701 324,838 Total equity (Including non-controlling interest) 220,670 211,133 Quarterly EBITDA 21,082 21,579 Current ratio 1.29 1.04 Net debt to equity 0.60 0.68

18 Equipment Capital Expenditure vs. EBITDA (unaudited) 280 314 192 230 327 383 290 248 542 858 715 737 558 647 705 685 0 300 600 900 Q1/17 Q2/17 Q3/17 Q4/17 Q1/18 Q2/18 Q3/18 Q4/18 US$ Million Capex EBITDA Pro Forma Basis 2 2 : Pro forma financial information containing ASE and SPIL is prepared on a retrospective adjustment basis starting from January 1, 2017. The retrospective adjustments include (1) recognizing depreciation , amortization and rental expense from property, plant and equipment, intangible assets and long - term prepayments for lease due to fair value adjustment from purchase premium (NT$1.46bn per quarter from 1Q17 to 2Q18), (2) recognizing interest expenses derived from the funding of ASE/SPIL deal (NT$0.45bn per quarter from 1Q17 to 1Q18, NT$0.48bn in 2Q18), (3) removing the revaluation gain of NT$7.6bn in 2Q18, and (4) reversing the incurred consulting fee related to the acquisition of SPIL.

19 First Quarter 2019 Outlook Based on our current business outlook and exchange rate assumptions, management projects overall performance for the first quarter of 2019 to be as follows: • On a pro - forma basis and in NTD terms, ATM 1Q19 business should be at or slightly below 1Q18 levels; • ATM business 1Q19 gross margin should be around a percentage point below 1Q18 levels; • In NTD terms, EMS 1Q19 business should be slightly ahead of the quarterly average of the second half of 2017; • EMS 1Q19 operating margin should be similar to 2Q18 levels.

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